UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
2/27/15

March 18, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-18-15

David C. Fischer

FISMA & OMB MEMORANDUM M-07-16

Re: Bank of America Corporation
Incoming letter dated February 27, 2015

Dear Mr. Fischer:

This is in response to your letter dated February 27, 2015 concerning the shareholder proposal you submitted to Bank of America. On February 11, 2015, we issued our response expressing our informal view that Bank of America could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Friday, February 27, 2015 5:58 PM
To: shareholderproposals
Cc: rmueller@gibsondunn.com
Subject: Fwd: Bank of America--Stockholder Proposal of David C. Fischer

Ladies/Gentlemen: As the attached establishes my requisite ownership of BAC shares, I would appreciate your withdrawing your no-action relief, on the basis set forth in my January 6 letter.

Thank you.

David C. Fischer

FISMA & OMB MEMORANDUM M-07-16

NATIONAL FINANCIAL
Services LLC

499 Washington Blvd.
Newport Office Center
Jersey City, NJ 07310

February 18, 2015

BANK OF AMERICA CORPORATION
214 N TRYON STREET NC1-027-20-05
CHARLOTTE, NC 28255

Re: **Certification of ownership,**

To Whom It May Concern:

As of November 22, 2014, Mr. David C. Fischer held, and held continuously for at least one year, 1,224 shares of Bank of America Corporation (Cusip 060505104) with National Financial Services, LLC ("NFS"). NFS is used by Fidelity Brokerage Services, LLC- wherein Mr. Fischer maintains an account that contains his Bank of America Corporation common stock – for brokerage, clearance, and custody services on a fully-disclosed basis.

As custodian for Mr. David C. Fischer, NFS holds these shares with the Depository Trust Company, under participant code 0226.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Sean Cole, Director
National Financial Services, LLC.

Sean.cole@fmr.com
http://www.nationalfinancial.com/